Exhibit 99.1

18 March 2021

PureTech Health plc

PureTech Announces Board Member Retirement

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, today announces that Stephen Muniz, Esq., will retire from his role as Chief Operating Officer and Corporate Secretary and will step down from the Board Of Directors, effective May 17, 2021. Bharatt Chowrira, Ph.D., J.D., PureTech’s President and Chief of Business and Strategy and a member of the Board, will assume the responsibilities previously held by Steve.

“On behalf of the Board, I would like to thank Steve for all of his hard work and leadership over the past 13 years,” said Daphne Zohar, Founder and Chief Executive Officer of PureTech. “As a co-founder, Steve has been instrumental in helping PureTech build a world class operations and legal team, leaving us well-positioned for the future. We wish him much continued success and all the best in his future endeavors.”

“It has been an honor to help build such an innovative company,” said Steve. “I am looking forward to watching PureTech’s progress as they continue to advance their important therapeutic candidates and ground-breaking discovery platforms for patients in need.”

PureTech’s Board of Directors

PureTech’s Board of Directors include former executives of major pharmaceutical companies, entrepreneurs, and award winning academic and clinical leaders who leverage their expertise to support our mission. The Board of Directors is comprised of the following members:

Daphne Zohar, Founder, Chief Executive Officer and Director – Daphne Zohar is the Founder and Chief Executive Officer of PureTech, and she has served as a member of PureTech’s Board of Directors since the Company’s founding. She has also served as the founding Chief Executive Officer of a number of PureTech’s Founded Entities. A successful entrepreneur, Ms. Zohar created PureTech, assembling a leading team to help implement her vision for the Company, and was a key participant in fundraising, business development and establishing the underlying programs and platforms that have resulted in PureTech’s substantial pipeline.

Chris Viehbacher, Board Chair – Chris Viehbacher has served as a member of PureTech’s Board of Directors since 2015 and as Chair since September 2019. He is the Managing Partner of Gurnet Point Capital, a Boston based investment fund associated with the Bertarelli family and has a $2 billion capital allocation. He is the former CEO and member of the Board of Directors of Sanofi and was also the Chair of the Board of Genzyme in Boston.

Bharatt Chowrira, PhD, JD, President, Chief of Business and Strategy and Director – Bharatt Chowrira, PhD, JD, is the President and Chief of Business and Strategy of PureTech, and he has served as a member of PureTech’s Board of Director’s since 2021. Prior to joining PureTech, Dr. Chowrira was the President of Synlogic, Inc. He previously served as the Chief Operating Officer of Auspex Pharmaceuticals Inc., until it acquisition by Teva Pharmaceuticals, and he has held various leadership and management positions across the biopharmaceutical industry.

Raju Kucherlapati, PhD, Independent Non-Executive Director – Raju Kucherlapati, PhD, has served as a member of PureTech’s Board of Directors since 2014. He is the Paul C. Cabot Professor of Genetics and Professor of Medicine at Harvard Medical School. Dr. Kucherlapati was a founder and formerly a board member of Abgenix (acquired by Amgen for $2.2 billion), Cell Genesys and Millennium Pharmaceuticals (acquired by Takeda for $8.8 billion).

John LaMattina, PhD, Independent Non-Executive Director – John LaMattina, PhD, has served as a member of PureTech’s Board of Directors since 2009. Dr. LaMattina was previously president of Pfizer Global Research and Development and held positions of increasing responsibility during his 30-year career at Pfizer.

Bob Langer, ScD, Co-Founder and Non-Executive Director – Bob Langer, ScD, is a Co-founder of PureTech and has served as a member of PureTech’s Board of Directors since the Company’s founding. He has served as the David H. Koch Institute Professor at MIT since 2005. He is one of 12 institute professors, which is the highest honor that can be awarded to a faculty member at MIT. Dr. Langer has received over 220 major awards and is the most cited engineer in history.

Kiran Mazumdar-Shaw, Independent Non-Executive Director – Kiran Mazumdar-Shaw has served as a member of PureTech’s Board of Directors since 2020. She is a pioneering biotech entrepreneur, a healthcare visionary, a global influencer and a passionate philanthropist. She is a pioneer of India’s biotech industry and founder of Biocon.

Dame Marjorie Scardino, Senior Independent Director – Dame Marjorie Scardino has served as a member of PureTech’s Board of Directors since 2015. She served as Chief Executive of The Economist for 12 years and was the Chief Executive of Pearson plc, the world’s leading education company and the owner of Penguin Books and The Financial Times Group. She served as chairman of The MacArthur Foundation from 2012 to 2017, and later became the Chairman of the London School of Hygiene and Tropical Medicine.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including intractable cancers, lymphatic and gastrointestinal diseases, central nervous system disorders and inflammatory and immunological diseases, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, as of the date of PureTech’s most recently filed Registration Statement on Form 20-F, was comprised of 24 therapeutics and therapeutic candidates, including two that have received FDA clearance and European marketing authorization. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements, including statements that relate to the company’s future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, our expectations regarding the potential therapeutic benefits of our therapeutic candidates and those risks and uncertainties described in the risk factors included in the regulatory filings for PureTech Health plc. These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

Contact: Investors	EU media	U.S. media

Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com	Stephanie Simon +1 617 581 9333 stephanie@tenbridgecommunications.com